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                           August 18, 2020

       Todd Newton
       Chief Executive Officer
       Apollo Endosurgery, Inc.
       1120 South Capital of Texas Highway
       Building 1, Suite 300
       Austin, Texas 78746

                                                        Re: Apollo Endosurgery,
Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed August 13,
2020
                                                            File No. 333-245652

       Dear Mr. Newton:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Chris
Edwards at (202) 551-6761 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Life Sciences
       cc:                                              John T. McKenna